

PROSPECTUS

February 1, 2013

Madison Mosaic

Government Money Market Trust

Ticker: Class Y - GITXX

money market

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Madison MOSAIC® FUNDS

www.mosaicfunds.com

TABLE OF CONTENTS

FUND SUMMARY

Investment Objectives/Goals

Madison Mosaic Government Money Market Trust (the "Fund") is a money market mutual fund. It has two main objectives: (1) to preserve capital and (2) to provide liquidity by investing in U.S. Government securities.

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Shareholder Fees: *(fees paid directly from your investment)*	**Class Y**
Maximum sales charge (load)	None
Redemption fee	None
Exchange fee	None

Annual Fund Operating Expenses: *(expenses that you pay each year as a percentage of the value of your investment)*	**Class Y**
Management fee	0.50%
Distribution (12b-1) fees	None
Other expenses	0.39%
Less: Fee waivers and/or expense reimbursements[1]	0.82%
Total annual fund operating expenses[1]	0.07%

[1] Pursuant to a services agreement with the Fund, the Fund's investment adviser has agreed, until at least February 1, 2014, to waive all fees and expenses of the Fund to the extent that the Fund's total annual operating expenses exceed the lesser of the Fund's gross yield earned on securities or 0.50%, calculated on a daily basis. This fee waiver cannot be terminated prior to February 1, 2014 without the Board of Trustee's consent.

Example:

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Share Class	1 Year	3 Years	5 Years	10 Years
Class Y	$7	$202	$413	$1,020

Principal Investment Strategies

The Fund's principal investment strategy is to maintain a stable share price of $1.00 per share. In doing so, the Fund invests in securities that are issued or guaranteed by the U.S. Government or its agencies. It may also invest in securities that are collateralized by such securities. In order to maintain the Fund's price stability, the Fund limits its investments to short-term U.S. Government securities that may not yield as high a level of income as longer-term securities. Since the Fund's share price is stable, the Fund is intended for investors who are seeking current income with little risk.

Principal Risks

U.S. Government Securities Risk. Because the Fund limits its investments to U.S. Government securities, it is unlikely that a Fund investment will default. However, some or all of Fund securities may be represented by securities issued by Federal Home Loan Mortgage Corporation ("Freddie Mac"), Federal National Mortgage Association ("Fannie Mae") and the Federal Home Loan Banks that are not guaranteed or insured by the United States Government. Although these securities are not backed by the U.S. Government's "full faith and credit," the agencies issuing these securities have the authority to borrow from the Federal Treasury, with Freddie Mac having an indirect line of credit through the Federal Home Loan Banks. Nevertheless, no assurance can be given that the U.S. Government would provide financial support to its agencies and instrumentalities if not required to do so by law.

Credit Risk. The Fund is subject to credit risk, which is the risk that the financial health of a security issuer may decline, thereby causing the price of its debt securities to decline or to become more volatile, or causing the issuer to default on its securities (i.e., to fail to pay interest or principal when due).

Interest Rate Risk. Because of its investments in debt securities, the Fund is subject to interest rate risk, which is the risk that the market value of these securities will go down when interest rates go up.

Negative Yield Risk. Due to a number of market influences, yields on short-term U.S. Treasury debt instruments are currently near historical lows. As a result, yields on the Fund are currently at very low levels. Although the Fund's investment adviser has agreed to waive certain fund expenses, there is no guarantee that the Fund will be able to avoid a negative yield.

Stable Share Price Risk. You should also understand that government backing applies to investments in the Fund and not to shares of the Fund itself. As a result, an investment in the Fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Fund seeks to preserve the value of your investments at $1.00 per share, it is possible to lose money by investing in the Fund.

Manager Risk. Like all actively managed mutual funds, the Fund is subject to manager risk, which is the risk that the investment adviser to the Fund may make investment decisions that fail to produce the intended result.

Market Risk. The Fund is subject to market risk, which is the risk that the market values of securities in the Fund's portfolio may go up and down as securities markets react to economic, political, geographic, or regulatory factors. These factors may affect the entire market or just certain securities, industry segments, or economic sectors.

Risk/Return Bar Chart and Performance Table

The bar chart and table below demonstrate the variability of the Fund's returns during periods of changing interest rates. This information provides some indication of the risks of investing in the Fund. The performance of the Fund in the past, shown below, is not necessarily an indication of how the Fund will perform in the future.

Calendar Year Returns for Class Y Shares



Highest/lowest quarterly results during the period shown in the bar chart were:

Highest: 1.17%
(quarter ended 12-31-06)

Lowest: 0.00%
(quarter ended 6-30-09 and all quarters through 12-31-12)

Average Annual Total Returns
(for the period ended December 31, 2012)

	One Year	Five Years	Ten Years
Class Y Shares	0.00%	0.42%	1.48%

The investment adviser has been waiving all or a portion of its management fee and/or service agreement fees since 2003. If these fees had not been waived, returns in the above chart and table would have been lower.

Updated performance information is available by calling shareholder services at 888-670-3600 or the toll-free 24-hour automated information line at 800-336-3063.

Investment Adviser

The investment adviser to the Fund is Madison Investment Advisors, LLC ("Madison").

Purchase and Sale of Fund Shares

The minimum investment to establish an account is $1,000 for a regular account, $500 for an IRA account and $100 for an Education Savings Account with automatic monthly investments of at least $100. The minimum to add to an account is $50. The Fund may waive the minimum initial investment for accounts opened through institutional relationships like managed account programs and participating retirement plans investing through a recordkeeping platform.

You may purchase, redeem or exchange shares of the Fund on any day the New York Stock Exchange is open for business. You may purchase, redeem or exchange shares of the Fund either through a financial advisor or directly from the Fund.

Tax Information

Dividends and capital gains distributions you receive from the Fund are subject to federal income taxes and will also generally be considered taxable income at the state and local level as well.

Payments to Broker-Dealers and Other Financial Intermediaries

If you purchase shares of the Fund through a broker-dealer or other financial intermediary (such as a financial advisor), the Fund's investment adviser may pay the intermediary for the sale of Fund shares and related services. These payments may create a conflict of interest by influencing the broker-dealer or other financial intermediary to recommend the Fund over another investment. Ask your financial advisor or visit your financial intermediary's website for more information.

NEW DEVELOPMENTS

At a meeting held on November 6, 2012, the Board of Trustees of the Fund approved the reorganization (the "Reorganization") of the Fund into the Madison Cash Reserves Fund (Class A shares), a series of Madison Funds, subject to the approval of the shareholders of the Fund. The Madison Funds are managed by Madison Asset Management, LLC, which is an affiliate of the Fund's investment adviser.

At the meeting on November 6th, the Board of Trustees also called for a Special Meeting of the Shareholders of the Fund (the "Special Meeting") to vote on the Reorganization. The Special Meeting is expected to occur in March 2013, and, if approved, the Reorganization will occur as soon as practicable thereafter. More information about the date of the Special Meeting will be provided in the proxy solicitation materials for the Reorganization.

Subject to consummation of the Reorganization, the transfer agent for the Fund will change from U.S. Bancorp Fund Services, LLC to Boston Financial Data Services, Inc. As part of this change, shareholders will be required to use a new telephone number and new addresses when interacting with the transfer agent. More detailed information regarding this change will be provided to shareholders in early 2013.

INVESTMENT OBJECTIVES

The investment objectives of the Fund are (1) to preserve capital, and (2) to provide liquidity by investing in the relative safety of U.S. Government securities.

The Fund's Board of Trustees may change the Fund's investment objectives without shareholder approval. However, you will receive prior written notice of any material change. There is no assurance that the Fund's investment objective will be achieved.

IMPLEMENTATION OF INVESTMENT OBJECTIVES

Maintain $1.00 Share Price

In order to achieve liquidity required by its investment objectives, Madison seeks to maintain a stable share price of $1.00 for the Fund. Madison attempts to do this by limiting investments for the Fund to shorter-term U.S. Government securities. These securities may not yield as high a level of current income as is normally available from longer-term or lower-rated securities.

Invest in U.S. Government Securities

U.S. Government securities include a variety of securities that are issued or guaranteed by (1) the U.S. Treasury, (2) various agencies of the federal government, (3) various instrumentalities which have been established or sponsored by the U.S. Government, and (4) certain interests in these types of securities.

U.S. Treasury securities include notes, bills and bonds. Obligations of the Government National Mortgage Association ("Ginnie Mae"), Fannie Mae, Freddie Mac, the Federal Home Loan Banks, the Federal Farm Credit System, the Small Business Administration and the Student Loan Marketing Association are also considered U.S. Government securities. Except for U.S. Treasury securities and Ginnie Mae, these obligations may not be backed by the "full faith and credit" of the United States. Government agency obligations are generally guaranteed as to principal and interest by agencies and instrumentalities of the U.S. Government. In sum, all U.S. Treasury securities and Ginnie Mae securities are backed by the "full faith and credit" of the United States. Securities issued by Fannie Mae, Freddie Mac, and the Federal Home Loan Banks are not.

In addition to the credit of the issuing agency, securities issued by Fannie Mae, Freddie Mac and the Federal Home Loan Banks are supported by the ability of these agencies to borrow from the Federal Treasury. In September 2008, Fannie Mae and Freddie Mac were placed into conservatorship in order to restore confidence in the companies and enhance their ability to fulfill their missions of providing stability/liquidity to the U.S. housing market. As part of this conservatorship arrangement, the U.S. Government implemented agreements whereby the Government could purchase unlimited amounts of preferred stock from Fannie Mae and Freddie Mac. There is currently no expiration date with regard to this conservatorship arrangement. In 2011, the Obama Administration stated that it remains committed to ensuring that Fannie Mae and Freddie Mac have sufficient capital to perform under any guarantees and the ability to meet all of their debt obligations. Further hearings on the future form of Fannie Mae and Freddie Mac are expected to take place in 2012.

Invest in Repurchase Agreements

In addition, Madison expects to invest a portion of the Fund's assets in repurchase agreements that are at least 100% collateralized by U.S. Government securities. A repurchase agreement involves the sale of securities to the Fund by a financial institution or securities dealer, simultaneous with an agreement by that institution to repurchase the same securities at the same price, plus interest, at a later date. To be "at least 100% collateralized" means that if the other party doesn't buy back the securities, the Fund won't lose any principal or interest. However, the Fund could end up holding securities it did not intend to own. Were it to sell such securities, the Fund might incur a loss.

Hold Securities to Maturity

Madison normally intends to hold securities for the Fund until they mature. Historically, securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities have involved little risk to principal and interest if held to maturity.

Comply with Money Market Regulations

Madison intends to comply with federal regulations that govern money market mutual funds (i.e., mutual funds that seek to maintain a stable share price of $1.00). This means that, among other things, Madison will limit the Fund's purchases of investments to securities having a maximum maturity of 13 months or less. Madison will not purchase any investment that would, at the time of purchase, cause the average maturity of the Fund to exceed 60 days.

Percentage Invested

Although the Fund normally seeks to invest 100% of its assets in U.S. Government securities (or repurchase agreements that are 100% collateralized by U.S. Government securities), Madison's policy is that in no event will less than 80% of the Fund be so invested.

RISKS

Because Madison limits the Fund's investments to U.S. Government securities, it is unlikely that an investment in the Fund's portfolio will default. However, since some or all of the Fund's portfolio holdings may be represented by securities issued by Freddie Mac, Fannie Mae, the Federal Home Loan Banks and other government sponsored enterprises that are not guaranteed or insured by the United States Government, the Fund, as an investor, must look to the agency issuing or guaranteeing the obligation for ultimate repayment. In the unlikely event that one of these agencies or instrumentalities of the U.S. Government defaults on its obligations, the Fund may not be able to assert a claim against the United States itself. Moreover, no assurance can be given that the U.S. Government would provide financial support to its agencies and instrumentalities if not required to do so by law.

Because of its investments in debt securities, the Fund is subject to both credit risk and interest rate risk. Credit risk is the risk that the financial health of a security issuer may decline, causing the price of its debt securities to decline or to become more volatile, or causing the issuer to default on its securities. Interest rate risk is the risk that the market value of these securities will go down when interest rates go up. There is also a risk that the Fund may experience a negative yield, given the historically low yields currently being experienced by short-term U.S. Treasury debt instruments. The Fund is also subject to manager risk, which is the risk that the investment adviser to the Fund may make investment decisions that fail to produce the intended result, and market risk, which is the risk that the market values of securities in the Fund's portfolio may go up and down as securities markets react to economic, political, geographic, or regulatory factors.

You should also understand that government backing applies to investments in the Fund and not to shares of the Fund itself. As a result, an investment in the Fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Fund seeks to preserve the value of your investments at $1.00 per share, it is possible to lose money by investing in the Fund.

PORTFOLIO HOLDINGS

Portfolio holdings information is available on the Fund's website at www.mosaicfunds. com. In addition, a complete description of the Fund's policies and procedures with respect to the disclosure of portfolio holdings is available in the Fund's Statement of Additional Information ("SAI"). Please see the back cover of this prospectus for information about the SAI.

MANAGEMENT

Investment Adviser

The investment adviser to the Fund is Madison Investment Advisors, LLC ("Madison"), located at 550 Science Drive, Madison, Wisconsin 53711. Madison is an indirect subsidiary of Madison Investment Holdings, Inc. ("MIH"). As of December 31, 2012, MIH, which was founded in 1974, and its subsidiary organizations, including Madison, managed approximately $15 billion in assets, including open-end mutual funds, closed-end mutual funds, separately managed accounts and wrap accounts. Madison is responsible for the day-to-day administration of the Fund's activities.

Compensation

Investment Advisory Fee. Madison receives a fee for its services under an investment advisory agreement with the Fund. The annual fee is 0.50% of the average daily net assets of the Fund. This fee is deducted automatically from all accounts and is reflected in the daily share price of the Fund. A discussion regarding the basis for approval of the Fund's investment advisory agreement with Madison is contained in the Fund's most recent annual report to shareholders.

Other Expenses. Under a separate services agreement with the Fund, Madison provides or arranges for the Fund to have all other operational and support services it needs. Madison receives an annual fee of 0.39% of the average daily net assets of the Fund for these services. Because of this services arrangement with Madison, Madison is responsible for paying all of the Fund's fees and expenses, other than (i) investment advisory fees (discussed above), (ii) fees related to the Fund's portfolio holdings (such as brokerage commissions, interest on loans, etc.), (iii) acquired fund fees (if any), and (iv) extraordinary or non-recurring fees of the Fund (such as fees and costs relating to any temporary line of credit the Fund maintains for emergency or extraordinary purposes).

Fee Waiver. Pursuant to a provision in its services agreement with the Fund, Madison is currently waiving all fees and expenses of the Fund to the extent the Fund's total annual operating expenses exceed the lesser of the Fund's gross yield earned on securities or 0.50%, calculated on a daily basis. As a result, for the fiscal year ended September 30, 2012, Madison waived investment advisory fees of 0.45% and total annual operating expenses of 0.37%. This waiver will remain in place until at least February 1, 2014.

SHAREHOLDER INFORMATION

The following pages explain how you can invest in the Fund, as well as how you can invest in other Madison Mosaic Funds which are offered by other prospectuses. *Note: most of the information will not be relevant to you if you invest in the Fund through a brokerage account or retirement plan recordkeeper.* If you have such an account, simply contact your brokerage firm or plan sponsor and they will be able to assist you with all your transaction needs.

How to Contact Us

You can reach a Madison Mosaic Funds' shareholder services representative by calling 888-670-3600 weekdays, 8:00 a.m. to 7:00 p.m. Central time. Mail all general inquiries, new account applications and transaction requests as follows:

Regular Mail:
Madison Mosaic Funds
c/o U.S. Bancorp Fund Services, LLC
P.O. Box 701
Milwaukee, WI 53201-0701

Express, Certified or Registered Mail:
Madison Mosaic Funds
c/o U.S. Bancorp Fund Services, LLC
615 E. Michigan Street, 3rd Floor
Milwaukee, WI 53202

How to Open a New Account

1. Read this prospectus.

2. Determine how much money you want to invest.

3. Carefully complete, sign and return the new accounting application. Please contact us at 888-670-3600 if you need additional assistance when completing your application.

Important Information about Procedures for Opening a New Account. When you open an account, the Fund is required by law to obtain certain personal information from you to verify your identify which includes your name, street address (P.O. Boxes will not be accepted), date of birth, and other information that will allow us to identify you. We may also ask for other identifying documents or information. In compliance with the USA PATRIOT Act of 2001, the Fund's transfer agent will verify certain information on your account application as part of the Fund's anti-money laundering program. If we do not have sufficient information to verify your identity, your account will be rejected or you will not be allowed to perform a transaction in your account until such information is received. We also reserve the right to close your account within five business days if you do not provide us with required clarifying identity information and/or documentation.

The Fund may only be sold in states where it is noticed filed or registered. The Fund appearing in this prospectus may not be available for purchase in all jurisdictions.

Purchasing Shares in a New Account

The following explains how to purchase shares by check, wire or exchange. You may purchase shares at any time by complying with the minimum investment requirements as described in the section entitled "Fund Summary—Purchase and Sale of Fund Shares," and following the procedures outlined below.

By Check. Make out a check for the investment payable to Madison Mosaic Funds. Mail your check and completed application to the Fund.

By Wire. We must have a completed account application before you wire funds. You can mail your account application or fax the account application by calling us at 888-670-3600 for a fax number. Upon receipt of your completed account application, we will establish an account for you. The account number assigned will be required as part of the instruction that you will give to your bank to send the wire. Your bank may charge you a fee for sending a wire to us, but we will not charge you a fee for this service.

Instruct your bank to wire the amount of your investment to:

U.S. Bank Milwaukee, NA
777 East Wisconsin Avenue
Milwaukee, WI
ABA #: 075000022
Credit: U.S. Bancorp Fund Services Acct # 112-952-137
FFC: Madison Mosaic Government Money Market Trust
    (Shareholder name, fund #, and account number)

Please call us before you wire money (no later than close of New York Stock Exchange; typically, 3:00 p.m., Central Time) to ensure proper and timely credit to your account. Your bank must include the name of the Fund you are purchasing, your name and your account number so that monies can be correctly applied.

Wired funds must be received prior to 3:00 p.m. Central Time to be eligible for same day pricing. Neither the Fund nor U.S. Bank Milwaukee, N.A. is responsible for the consequences of delays resulting from the banking or Federal Reserve wire system, or from incomplete wiring instructions.

By Exchange. You may open a new account by exchange from an existing account when your new account will have the same registration and tax identification number as the existing account. A new account application is required only when the account registration or tax identification number will be different from the application for the existing account.

How to Purchase Additional Shares

The following explains how to purchase additional shares by check, wire or exchange. You may purchase additional shares at any time by complying with the subsequent investment requirements as described in section entitled "Fund Summary—Purchase and Sale of Fund Shares," and following the procedures outlined below. Please note that subsequent investments may be made for $50 or more.

By Check. Make out a check for the investment payable to Madison Mosaic Funds and mail it, along with an investment slip, to the Funds. If you do not have an investment slip, please write your Fund and account number on your check.

By Wire. If you are making a subsequent purchase, your bank should wire funds as indicated below. To ensure proper and timely credit of a wire, you should notify us at 888-670-3600 before each wire is made. It is essential that your bank include complete information about your account in all wire instructions. Your bank may charge you a fee for sending a wire to us, but we will not charge you a fee for this service. Instruct your bank to wire the money to:

> U.S. Bank Milwaukee, NA
> 777 East Wisconsin Avenue
> Milwaukee, WI
> ABA #: 075000022
> Credit: U.S. Bancorp Fund Services Acct # 112-952-137
> FFC: Madison Mosaic Government Money Market Trust
>   (Shareholder name, fund #, and account number)

Wired funds must be received prior to 3:00 p.m. Central Time to be eligible for same day pricing. Neither the Fund nor U.S. Bank Milwaukee, N.A. is responsible for the consequences of delays resulting from the banking or Federal Reserve wire system, or from incomplete wiring instructions.

By Exchange. Upon request in writing or by telephone, you can exchange shares of the Fund for shares of the same class of another Madison Mosaic Fund within an account with the same registration and tax identification number, subject to the minimum investment requirements of the Fund being purchased.

By Automatic Investment Plan. You can elect to have a monthly (or less frequent) automatic investment plan added to your account. The Fund will automatically debit your checking or savings account, on a predetermined basis, to purchase shares in your account. In order to participate in this plan, your financial institution must be a member of the Automated Clearing House (ACH) network. Any change or termination of the plan should be submitted to the Fund at least five days prior to the desired effective date. The minimum monthly investment for an automatic investment plan is $100.

By Phone. You may also make "instant" or "on-demand" purchases by electronic funds transfer through the ACH network by calling the Fund to place your order. Orders must be in the amount of $100 or more. Like the automatic investment plan described above, banking information must be established on your account prior to making a purchase. If your purchase order is placed prior to 3:00 p.m. Central Time, your shares will be purchased at the net asset value calculated on the day of your purchase order. The Funds do not charge for this service. However, if your order is rejected by your financial institution, a $25 fee will be charged to your account.

How to Redeem Shares

The following explains how to sell your shares by letter, phone, wire or exchange. You may sell shares at any time by following the procedures outlined below.

By Mail or Telephone. Upon request in writing or by telephone, the Fund will send a redemption check of up to $50,000 to you, the shareholder, at your address of record only. A redemption request for more than $50,000 or for proceeds to be sent to anyone or anywhere other than the shareholder at the address of record must be made in writing, signed by all shareholders with their signatures guaranteed. See "Signature Guarantees" below. Redemption requests in good order received by mail and telephone are normally processed within one business day.

By Wire. With one business day's notice, the Fund can send funds by wire transfer to the bank and account designated on the account application or by subsequent written authorization. If you anticipate the need to redeem large amounts of money, we encourage you to establish pre-authorized bank wire instructions on your account. You can pre-authorize bank wire instructions by completing the appropriate section of a new application or by calling us to inquire about any necessary documents. A signature guarantee, or signature verification from a Signature Validation Program member or other acceptable form of authentication from a financial institution source, may be required to add or change bank wire instruction on an account. See "Signature Guarantees" below for more information.

Redemptions by wire can be arranged by calling shareholder services at 888-670-3600. Requests for wire transfer must be made by 3:00 p.m. Central Time the day before the wire will be sent.

There will be a $15 fee for redemptions by wire to domestic banks. Wire transfers sent to a foreign bank for any amount will be processed for a fee of $30 or the cost of the wire, if greater.

By Exchange. You can redeem shares from one Madison Mosaic Fund account and concurrently invest the proceeds in another Madison Mosaic Fund account by telephone when your account registration and tax identification number are the same. There is no charge for this service.

By Systematic Withdrawal Plan. You can elect to have a systematic withdrawal plan established on your account. The Fund will automatically redeem shares in your Fund account, on a predetermined basis, and send the proceeds to a designated recipient. To establish a systematic withdrawal plan, complete the appropriate section of the application or call us for information. The minimum amount for a systematic withdrawal plan is $100. Shareholders may change the amount or discontinue the systematic withdrawal plan anytime, but should allow five days to process the change. A systematic withdrawal can be processed as an electronic funds transfer, commonly known as EFT, to credit a bank account or financial institution. A systematic withdrawal can also be processed as a check that is mailed to anyone you designate.

Signature Guarantees. To protect your investments, the Fund requires signature guarantees for certain redemptions. A signature guarantee is a certification by a financial institution that knows you and recognizes that your signature on a document is genuine. A signature guarantee helps the Fund ensure the identity of the authorized shareholder(s).

A signature guarantee, or signature verification from a Signature Validation Program member or other acceptable form of authentication from a financial institution source, is required for any redemption when:

- the proceeds are to be greater than $50,000;

- the proceeds are to be delivered to someone other than you, as shareholder of record;

- the proceeds are to be paid or delivered to any person, address or bank account not previously designated on your account;

- you changed your account address within the 15 days prior to your redemption request; or

- you are requesting a change to your account registration.

The Fund accepts signature guarantees from banks with FDIC insurance, certain credit unions, trust companies, and members of a domestic stock exchange. A guarantee from a notary public is *not* an acceptable signature guarantee.

How to Close an Account

To close an account, you should call us for instructions. You cannot close your account by writing a check. When you close your account, shares will be redeemed at the next determined NAV. You can close your account by mail, telephone or wire transfer, as explained above in the section "How to Redeem Shares."

General Policies

Limitations on Purchases. All purchases of Fund shares by check must be made in U.S. dollars and drawn on U.S. banks. We do not accept payment in cash; cashier's checks in amounts of less than $10,000; third party checks, Treasury checks, credit card "convenience" checks, traveler's checks, money orders or starter checks; or post-dated checks, post-dated online bill pay checks or any conditional order or payment. If you purchase by check and your check does not clear, your purchase will be cancelled and you could be liable for any losses or fees incurred by the Fund. A charge of $25 fee will be assessed against your account for each returned check occurrence. The Fund reserves the right to reject any purchase in whole or in part.

Pricing of Fund Shares. The price of the Fund's shares is based on the net asset value, or "NAV," per share. NAV per share equals the total daily value of the Fund's assets, minus its liabilities, divided by the total number of shares. NAV is calculated at the close of the New York Stock Exchange (typically 3:00 p.m., Central Time) each day it is open for trading. The New York Stock Exchange is closed on New Year's Day, Martin Luther King, Jr. Day, President's Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day, and Christmas Day.

When you purchase or redeem shares, your transaction will be priced based on the next calculation of NAV after your order is placed. Under normal circumstances, the NAV of the Fund will not change from one day to the next.

The Fund's securities are valued according to the "amortized cost" method, which is intended to stabilize the share price at $1.00.

Purchase and Redemption Price. Share prices (net asset values or "NAVs") are determined each business day at the close of regular trading on the New York Stock Exchange (typically 3:00 p.m. Central Time). Transaction requests received after the close of regular trading will be processed using the next day's NAV. The NAV per share is not determined on days the New York Stock Exchange is closed for trading. Purchases orders, redemptions and exchange requests are priced at the next share price determined after the request is received in good order by the Fund. "Good order" means that the request includes the Fund and account number, amount of transaction, signatures of the owners, and signature guarantee (for redemption requests) if required. Please note that the Fund does not consider the U.S. Postal Service or other independent delivery services to be its agent. Therefore, deposit in the mail or with such services, or receipt at U.S. Bancorp Fund Services, LLC's post office box, of purchase or redemption orders does not constitute receipt by the transfer agent of the Fund.

Purchases and Uncollected Funds. Sometimes a shareholder investment check or electronic transfer is returned to the Fund unpaid. In other words, from time to time we receive checks that bounce. The Fund has a procedure to protect you and other shareholders from loss resulting from such occurrences. We may delay paying the proceeds of any redemption for 12 days or more until we can determine that the check or other deposit item (including purchases by Electronic Funds Transfer or EFT) used for purchase of the shares has cleared. Such deposit items are considered "uncollected" until we determine that they have actually been paid by the bank on which they were drawn. Purchases made by federal funds wire are considered collected when received and not subject to the 12 day hold. All purchases earn dividends from the day after the day of credit to a shareholder's account, even while not collected.

Redemptions in Kind. If, in the opinion of the Board of Trustees of the Fund, extraordinary conditions exist which make cash payment for redemption requests undesirable, payments for any shares redeemed may be made in whole or in part in securities and other property of any Fund. However, the Fund has elected, pursuant to rules of the Securities and Exchange Commission, to permit any shareholder of record to make redemptions wholly in cash to the extent the shareholder's redemptions in any 90-day period do not exceed the lesser of 1% of the aggregate net assets of the Fund or $250,000.

Any property of the Fund distributed to shareholders will be valued at fair value. In disposing of any such property received from the Fund, a shareholder might incur commission costs or other transaction costs. There is no assurance that a shareholder attempting to dispose of any such property would actually receive the full net asset value for it. Except as described herein, however, we intend to pay for all share redemptions in cash.

Frequent Purchases and Redemptions of Fund Shares. Because the Fund's principal investment strategy is to maintain a stable share price, the policies or procedures adopted by the Fund's Board of Trustees applicable to other funds in the Madison Mosaic Funds family are generally inapplicable with respect to frequent purchases and redemptions of Fund shares. This is because Madison expects the Fund to be used by shareholders for short-term investing. In light of the short-term nature of the Fund's investment portfolio, reasonably frequent purchases and redemptions of Fund shares by Fund shareholders do not present any risks for other shareholders of the Fund. You should be aware, however, that the procedures adopted by the Fund's Board of Trustees give the Fund the right to reject a purchase or exchange request into the Fund for any reason.

Telephone Transactions. The Fund has a number of telephone transaction options. You can exchange your investment in the Fund with an investment in another Madison Mosaic Fund, request a redemption and obtain account balance information by telephone. The Fund's transfer agent will employ reasonable security procedures to confirm that instructions communicated by telephone are genuine; and if it does not, it may be liable for losses due to unauthorized or fraudulent transactions. These procedures can include, among other things, requiring one or more forms of personal identification prior to acting upon your telephone instructions, providing written confirmations of your transaction and recording all telephone conversations with shareholders. Certain transactions, including some account registration changes, must be authorized in writing.

Changes to an Account. To make any changes to an account, we recommend that you call us to discuss the changes to be made and ask about any documentation that you may need to provide. Though some changes may be made by telephone, generally, in order to make any changes to an account, the Fund will require a written request signed by all of the shareholders and may also require their signatures to be guaranteed.

Daily Transaction Confirmation. All purchases and redemptions (unless systematic) are confirmed in writing with a transaction confirmation. Transaction confirmations are mailed promptly after the transaction is posted to your account. Therefore, you should receive the confirmation in the mail within a few days of your transaction.

Quarterly Statements. Quarterly statements are mailed at the end of each calendar quarter. The statements reflect account activity through the most recent quarter. At the end of the calendar year, the statement will reflect account activity for the entire year. We strongly recommend that you retain all daily transaction confirmations until you receive your quarterly statements. Likewise, you should keep all of your quarterly statements until you receive your year-end statement showing the activity for the entire year.

Householding Delivery of Shareholder Documents. In addition to your transaction confirmations and quarterly statements, you will also receive an annual update of the prospectus for your Fund and periodic financial statements. Only one prospectus and one annual and semi-annual report (or similar report or disclosure document) will be sent to family members sharing the same address unless a request is made for multiple mailings. Sending only one copy of these documents is efficient, saves paper products and reduces the volume of your mail. To receive multiple copies, call us at 888-670-3600 and we will begin sending you additional copies free of charge within 30 days.

Minimum Balance. The Fund reserves the right to involuntarily redeem accounts with balances of less than $700. Prior to closing any such account, the Fund will give you 30 days written notice, during which time you may increase the balance in your account to avoid having the account closed. This does not apply to IRA or Education Savings Accounts.

Stop Payment Fee. To stop payment on a check issued by the Fund, call us at 888-670-3600 immediately. Normally, the Fund charges a fee of $25, or the cost of stop payment, if greater, for stop payment requests on a check issued by the Fund on behalf of a shareholder. Certain documents may be required before such a request can be processed.

Research and Other Fees. Shareholders who need investment records for years prior to the past calendar year may be charged a research fee of $5 per request (with a maximum fee of $25 per request). The Fund reserves the right to impose additional charges, upon 30 days written notice, to cover the costs of unusual transactions. Services for which charges could be imposed include, but are not limited to, processing items sent for special collection, international wire transfers, research and processes for retrieval of documents or copies of documents.

Broker Fees. If you purchase or redeem shares through a securities broker, your broker may charge you a transaction fee. This charge is kept by the broker and not transmitted to the Fund. However, you can engage in any transaction directly with the Fund to avoid such charges.

Certificates. Certificates will not be issued to represent shares in the Fund.

Additional Shareholder Services

Retirement and Education Savings Accounts. The Fund can be used for individual retirement plan investments, including traditional and Roth IRAs and for Education Savings Accounts.

- *Traditional IRAs.* Even though they may be nondeductible or partially deductible, traditional IRA contributions up to the allowable annual limits may be made, and the earnings on such contributions will accumulate tax-free until distribution. Traditional IRA contributions that you deducted from your income taxes and the earnings on such contributions will be taxable when distributed. The Fund will provide you with an IRA disclosure statement with an IRA application. The disclosure statement explains various tax rules that apply to traditional IRAs. A separate application is required for IRA accounts.

- *Roth IRAs.* Roth IRAs are nondeductible; however, the earnings on such contributions will accumulate and are distributed tax-free as long as you meet the Roth IRA requirements. The Funds will provide you with an IRA disclosure statement with an IRA application. The disclosure statement explains various tax rules that apply to Roth IRAs. A separate application is required for Roth IRA accounts.

- *Conversion Roth IRAs.* You may convert all or part of your Traditional IRA into a Roth IRA at the Fund. You will be required to pay taxes on some or all of the amounts converted from a traditional IRA to a Conversion Roth IRA. You should consult your tax advisor and your IRA disclosure statement before you make this change. Please call us for a Conversion Roth IRA form if you want to accomplish this conversion.

- *Coverdell Education Savings Accounts.* You may establish a Coverdell Education Savings Account with an initial investment of $100 as long as you establish an automatic investment plan of at least $100 per month on the account. The Fund will provide you with an Education Savings Account disclosure document with an Education Savings Account application. The disclosure document explains various tax rules that apply to Education Savings Accounts. A separate application is required for Education Savings Accounts.

Annual IRA Fee and Fee Waiver. There is a $15 fee per IRA account, with a $30 maximum per year. You can prepay this fee. The Fund will waive the annual IRA fee if the value of all your Fund IRA accounts is at least $30,000 or if the value of all your Madison Mosaic Fund accounts (both IRA and non-IRA) is at least $100,000. The waiver is based on accounts with the same social security number, valued at the time the IRA fee is charged.

Education Savings Account Fee and Fee Waiver. There is a $15 fee per Education Savings Account, with a $30 maximum per year. You can prepay this fee. The Fund will waive the annual fee if you have an active automatic investment plan of at least $100 monthly on the account or if the value of your Education Savings Accounts is at least $5,000.

Employer Plans. Shares of the Fund may be used to fund a variety of retirement plans and other pension and profit sharing plans. Further information on the retirement plans available through the Fund, including minimum investments, may be obtained by calling us at 888-670-3600.

DISTRIBUTIONS AND TAXES

Distributions. The Fund's net income, if any, is declared as dividends each business day, and is distributed to shareholders monthly, at the end of each calendar month. Fund distributions are expected to be primarily distributions of net income.

Distribution Reinvestments. Your account application allows you to select the distribution option you would like for each type of distribution. If you do not make a selection on your application, all of your distributions will be automatically reinvested in your Fund account. If you do not want your distributions automatically reinvested, you can have your distributions (1) automatically invested in another Madison Mosaic account, (2) paid to you by check, or (3) deposited directly to your bank account. However, for your protection, if you elect to receive distributions in cash and the U.S. Postal Service cannot deliver your check, or if a check remains uncashed for six months, we reserve the right to reinvest your distribution check in your account at your Fund's then current NAV and to reinvest all subsequent distributions.

Federal Taxes. The Fund will distribute to shareholders 100% of its net income and net capital gains, if any. The capital gains distribution is determined as of October 31st each year and distributed annually.

Taxability of Distributions. All dividend and capital gain distributions, if any, will be taxable to you. A portion of the dividends paid from the income of any Fund may be taxed at the long-term capital gains rate (currently, the maximum rate is 15% for most investors, but 20% for certain high-income investors). Dividends that constitute "qualified dividends" are also taxed at this rate. The Fund will inform shareholders of the nature of the Fund's dividends (e.g., ordinary income, short-term capital gains, "qualified dividends" or long-term capital gains) in January each year when the Fund sends you your annual notice of dividends and other distributions paid during the prior year.

Capital gains distributions can be taxed at different rates depending on the length of time the securities were held. Income designated as short-term capital gains are taxed at ordinary income rates, rather than the 15% (or 20%) "qualified dividend" rate. Distributions paid from the Fund's long-term capital gains and designated as capital gain distributions generally are taxable as long-term capital gains, regardless of the length of time you held your shares.

State and Local Taxes. Similar to the treatment of Fund distributions at the federal level, dividend income and capital gains distributions are generally considered taxable income at the state and local levels.

Taxability of Transactions. Your redemption of Fund shares may result in a taxable gain or loss to you, depending on whether the redemption proceeds are more or less than what you paid for the redeemed shares. An exchange of Fund shares for shares in any other Madison Mosaic Fund will have similar tax consequences. It is your responsibility to calculate the cost basis of shares purchased. You must retain all statements received by the Fund to maintain accurate records of your investments.

Withholding. Account applications without a social security number will not be accepted. If you do not provide a valid social security or tax identification number, you may be subject to federal withholding at a rate of 28% of your Fund distributions (including redemption proceeds). Any fine assessed against the Fund that results from your failure to provide a valid social security or tax identification number will be charged to your account.

This section is not intended to be a full discussion of federal, state or local income tax laws and the effect of such laws on you. There may be other tax considerations applicable to a particular investor. You are urged to consult with your own tax advisor. In addition, please see the SAI for more information about taxes.

FINANCIAL HIGHLIGHTS

The following financial highlights table is intended to help you understand the Fund's financial performance for the past five years. Certain information reflects financial results for a single Fund share. The total returns in the table represent the rate that an investor would have earned (or lost) on an investment in the Fund, assuming reinvestment of all dividends and distributions. This information has been derived from financial statements audited by Grant Thornton LLP, whose report dated November 14, 2012, along with the Fund's financial statements, is included in the annual report which is available upon request.

All data below is for the Fund's Class Y share class, which is the only share class currently offered by the Fund.

	Year Ended September 30,				
	2012	2011	2010	2009	2008
Net asset value, beginning of period	$1.00	$1.00	$1.00	$1.00	$1.00
Net investment income (loss)	--	--	--	--*	0.03
Less distributions from net investment income	--	--	--	--*	(0.03)
Net asset value, end of period	$1.00	$1.00	$1.00	$1.00	$1.00
Total return (%)	–	–	–	0.43	2.73
Ratios and supplemental data					
Net assets, end of period (thousands)	$17,824	$20,101	$22,194	$25,817	$30,975
Ratio of expenses to average net assets before fee waiver (%)	0.89	0.89	0.90	0.89	0.88
Ratio of expenses to average net assets after fee waiver (%)	0.07	0.11	0.14	0.45	0.63
Ratio of net investment income to average net assets before fee waiver (%)	(0.82)	(0.79)	(0.76)	0.01	2.47
Ratio of net investment income to average net assets after fee waiver (%)	–	–	–	0.45	2.72

* Greater than $0.00 but less than $0.01.

(This privacy notice is not part of the prospectus.)

FACTS	WHAT DOES MADISON MOSAIC FUNDS DO WITH YOUR PERSONAL INFORMATION?
Why?	Financial companies choose how they share your personal information. Federal law gives consumers the right to limit some but not all sharing. Federal law also requires us to tell you how we collect, share, and protect your personal information. Please read this notice carefully to understand what we do.
What?	The types of personal information we collect and share depend on the product or service you have with us. This information can include: ▪ Social Security number and transaction history ▪ Account balances and checking account information ▪ Purchase history and wire transfer instructions When you are *no longer* our customer, we continue to share your information as described in this notice.
How?	All financial companies need to share investors' personal information to run their everyday business. In the section below, we list the reasons financial companies can share their investors' personal information; the reasons Madison Mosaic Funds chooses to share; and whether you can limit this sharing.

Reason we can share your personal information	Does Madison Mosaic Funds share?	Can you limit this sharing?
For our everyday business purposes— such as to process your transactions, maintain your account(s), respond to court orders and legal investigations, or report to credit bureaus	Yes	No
For our marketing purposes— to offer our products and services to you	Yes	No
For joint marketing with other financial companies	No	We don't share
For our affiliates' everyday business purposes— information about your transactions and experiences	Yes	No
For our affiliates' everyday business purposes— information about your creditworthiness	No	We don't share
For nonaffiliates to market to you	No	We don't share

Questions?	Call 1-888-670-3600 or go to www.mosaicfunds.com.

Who we are	
Who is providing this notice?	Madison Mosaic Funds, P O Box 701, Milwaukee, WI 53201

What we do	
How does Madison Mosaic Funds protect my personal information?	To protect your personal information from unauthorized access and use, we use security measures that comply with federal law. These measures include computer safeguards and secured files and buildings.
How does Madison Mosaic Funds collect my personal information?	We collect your personal information, for example, when you - Open an account or provide account information - Pay your bills or make deposits or withdrawals from your account - Give us your contact information We also collect your personal information from other companies.
Why can't I limit all sharing?	Federal law gives you the right to limit only - sharing for affiliates' everyday business purposes—information about your creditworthiness - affiliates from using your information to market to you - sharing for nonaffiliates to market to you State laws and individual companies may give you additional rights to limit sharing.

Definitions	
Affiliates	Companies related by common ownership or control. They can be financial and nonfinancial companies. - Our affiliates include companies with a common "Madison/Mosaic" name; financial companies such as Madison Asset Management and Mosaic Funds Distributor.
Nonaffiliates	Companies not related by common ownership or control. They can be financial and nonfinancial companies. - Madison Mosaic Funds does not share with nonaffiliates so they can market to you.
Joint marketing	A formal agreement between nonaffiliated financial companies that together market financial products or services to you. - Madison Mosaic Funds does not jointly market.

Other important information	

money market

Madison Mosaic Government Money Market Trust has a statement of additional information ("SAI"), which is incorporated by reference into this prospectus, that includes additional information about the Fund. Additional information about the Fund's investments is available in the Fund's annual and semi-annual reports to shareholders. The SAI, the Fund's annual and semi-annual reports and other information about the Fund are available without charge by calling 1-800-368-3195, or by visiting the Fund's Internet site at http://www.mosaicfunds.com. Use the shareholder service number below to make shareholder inquiries.

You may also review and copy information about the Fund (including the SAI) at the SEC's Public Reference Room in Washington, DC. Information about the operation of the Public Reference Room may be obtained by calling the SEC at 1-202-551-8090.

Reports and other information about the Fund are also available on the EDGAR Database on the SEC's Internet site at http://www.sec.gov. Copies of this information may also be obtained, upon payment of a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov, or by writing the SEC's Public Reference Section, Washington, DC 20549-1520.

TRANSFER AGENT

Madison Mosaic® Funds
c/o US Bancorp Fund Services, LLC
P.O. Box 701
Milwaukee, WI 53201-0701



www.mosaicfunds.com

TELEPHONE NUMBERS

Shareholder Service
Toll-free nationwide: **888-670-3600**

Mosaic Tiles (24 hour automated information)
Toll-free nationwide: **800-336-3063**

SEC File Number 811-2910